                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K
                    Report of Foreign Private Issuer Pursuant
         to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                    For the quarter ended September 30, 2003

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                 (65) 6362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]           Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes [ ]           No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

                                TABLE OF CONTENTS

                                                                           Page
PART I - FINANCIAL INFORMATION
Item 1.  Financial Statements..........................................      3
Item 2.  Management's Discussion and Analysis of Financial Condition
          and Results of Operations....................................     13
Item 3.  Quantitative and Qualitative Disclosures About Market Risk....     23
Item 4.  Controls and Procedures.......................................     23

PART II - OTHER INFORMATION
Item 1.  Legal Proceedings.............................................     24
Item 2.  Changes in Securities and Use of Proceeds.....................     24
Item 3.  Defaults Upon Senior Securities...............................     24
Item 4.  Submission of Matters to a Vote of Security Holders...........     24
Item 5.  Other Information.............................................     24
Item 6.  Exhibits and Reports on Form 6-K..............................     24

SIGNATURES.............................................................     26

     The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form F-3 (Registration No. 333-56878); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); and Form S-8 (Registration No. 333-63816).


CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

     Unless the context otherwise requires, references herein to "we," "us," the "Company" or "Chartered" are to Chartered Semiconductor Manufacturing Ltd., a company organized under the laws of the Republic of Singapore.

     In this Quarterly Report on Form 6-K ("Quarterly Report"), all references to "$", "US$", "dollars" and "US dollars" are to the legal currency of the United States, and all references to "S$" and "Singapore dollars" are to the legal currency of Singapore. References to a particular "fiscal" year are to our fiscal year ended December 31 of that year.


FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

     This Quarterly Report contains forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, without limitation, statements relating to our plans for Fab 7 (including the initial production date), our plan to phase-out Fab 1 and consolidate the business into Fab 2 and the timing of such consolidation, our expectation of the financial impact of the closure, including the expected costs and income tax expense associated with the Fab 1 restructuring, our strategic objectives on utilisation of our mature fabs and on investments to enable systems-level integration, and the effectiveness of our hedging arrangements, are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could affect the forward-looking statements are: changes in the industry and market outlook and trends, specifically in the foundry services and communications sectors; the rate of semiconductor market recovery and growth rate of fabless companies and the outsourcing strategy of integrated device manufacturers; the economic conditions in the United States as well as globally; customer demand and adoption of new technology; unforeseen delays or interruptions in our plans for our fabrication facilities; the performance level of and technology mix in our fabrication facilities; the availability of our equipment; our progress on leading edge products; the successful implementation of our partnership and joint development agreements with IBM and Infineon, technology and supply alliances and competition. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition, a description of certain other risks and uncertainties which could cause actual results to differ materially from those indicated in the forward-looking statements can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F and our First Quarter 2003 Quarterly Report on Form 6-K filed with the Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I - FINANCIAL INFORMATION

Item 1.  Financial Statements

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
          (In thousands of US Dollars, except share and per share data)

                                                                       US GAAP

                                                      Three Months Ended        Nine Months Ended
                                                         September 30,            September 30,
                                                      2002         2003         2002         2003
                                                    --------     --------    ---------    ---------
Net revenue ....................................    $129,496     $137,673    $ 341,316    $ 369,159
Cost of revenue ................................     156,763      159,359      466,936      476,675
                                                    --------     --------    ---------    ---------
Gross loss .....................................     (27,267)     (21,686)    (125,620)    (107,516)
                                                    --------     --------    ---------    ---------

Operating expenses:
  Research and development .....................      20,913       30,287       67,226       93,397
  Fab start-up costs ...........................       2,386        2,535        5,752        6,927
  Sales and marketing ..........................      11,364        8,262       31,336       28,432
  General and administrative ...................      10,124       10,803       34,976       25,156
  Other operating expenses .....................           -        3,309            -      (17,654)
                                                    --------     --------    ---------    ---------
     Total operating expenses ..................      44,787       55,196      139,290      136,258
                                                    --------     --------    ---------    ---------
Operating loss .................................     (72,054)     (76,882)    (264,910)    (243,774)
Equity in income (loss) of SMP .................     (21,538)       8,794      (73,325)       8,512
Other income ...................................       7,285        4,642       19,265       18,014
Interest income ................................       3,418        2,696       11,683        9,729
Interest expense ...............................     (10,733)     (11,682)     (32,031)     (31,889)
Exchange gain (loss) ...........................      (2,036)         363       (2,230)         150
                                                    --------     --------    ---------    ---------
Loss before income taxes .......................     (95,658)     (72,069)    (341,548)    (239,258)
Income tax expense .............................      (2,236)      (3,820)      (4,838)     (11,809)
                                                    --------     --------    ---------    ---------
Loss before minority interest ..................     (97,894)     (75,889)    (346,386)    (251,067)
Minority interest in loss of CSP ...............       8,498            -       37,950        9,491
                                                    --------     --------    ---------    ---------
Net loss prior to cumulative effect adjustment .     (89,396)     (75,889)    (308,436)    (241,576)
Cumulative effect adjustment ...................           -            -            -       (6,421)
                                                    --------     --------    ---------    ---------
Net loss .......................................     (89,396)     (75,889)    (308,436)    (247,997)
Other comprehensive income (loss) ..............      (5,344)       6,117       (1,005)       3,921
                                                    --------     --------    ---------    ---------
Comprehensive loss .............................    $(94,740)    $(69,772)   $(309,441)   $(244,076)
                                                    ========     ========    =========    =========

Net loss per share and ADS*

Basic and diluted net loss per share:
  Prior to cumulative effect adjustment ........    $  (0.06)    $  (0.03)   $   (0.19)   $   (0.10)
  Cumulative effect adjustment .................           -            -            -            -
                                                    --------     --------    ---------    ---------
Net loss per share .............................       (0.06)       (0.03)       (0.19)       (0.10)
                                                    ========     ========    =========    =========
Basic and diluted net loss per ADS:
  Prior to cumulative effect adjustment ........    $  (0.56)    $  (0.30)   $   (1.94)   $   (0.97)
  Cumulative effect adjustment .................           -            -            -        (0.02)
                                                    --------     --------    ---------    ---------
Net loss per ADS ...............................       (0.56)       (0.30)       (1.94)       (0.99)
                                                    ========     ========    =========    =========
Number of shares (in millions) used in computing
 basic and diluted net loss per share ..........     1,594.9      2,503.0      1,593.6      2,501.3

Number of ADS (in millions) used in computing:
 basic and diluted net loss per ADS ............       159.5        250.3        159.4        250.1

* Share and per share data for 2002 reflect a retroactive adjustment due to an eight-for-ten rights offering completed in October 2002.

The accompanying notes are an integral part of these condensed consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                          (In thousands of US Dollars)

                                                                   US GAAP
                                                                    As of
                                                        ------------------------------
                                                        December 31,     September 30,
                                                            2002              2003
                                                        ------------     -------------
ASSETS
Cash and cash equivalents ........................       $1,210,925       $  913,171
Accounts receivable, net .........................           95,764          146,946
Inventories ......................................           21,275           41,003
Prepaid expenses .................................            4,081            6,806
                                                         ----------       ----------
     Total current assets ........................        1,332,045        1,107,926
Investment in SMP ................................           33,764           46,362
Other investments ................................           15,000           78,828
Technology license agreements ....................           16,540           79,869
Other non-current assets .........................           79,320           29,629
Property, plant and equipment, net ...............        1,861,231        1,636,860
                                                         ----------       ----------
     Total assets ................................       $3,337,900       $2,979,474
                                                         ==========       ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable .................................       $  134,750       $   54,602
Current installments of long-term debt ...........           64,001          196,324
Accrued operating expenses .......................          141,016          121,543
Other current liabilities ........................           50,219           62,619
                                                         ----------       ----------
     Total current liabilities ...................          389,986          435,088
Long-term debt, excluding current installments ...        1,115,930          938,133
Other non-current liabilities ....................           38,885           69,116
                                                         ----------       ----------
     Total liabilities ...........................        1,544,801        1,442,337
Minority interest ................................            7,640                -
Shareholders' equity .............................        1,785,459        1,537,137
                                                         ----------       ----------
     Total liabilities and shareholders' equity ..       $3,337,900       $2,979,474
                                                         ----------       ----------

The accompanying notes are an integral part of these condensed consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (In thousands of US Dollars)

                                                                                 US GAAP
                                                                         For The Nine Months Ended
                                                                     --------------------------------
                                                                     September 30,      September 30,
                                                                         2002                2003
                                                                     -------------      -------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss .....................................................        $ (308,436)        $ (247,997)
Adjustments to reconcile net loss to net cash
 provided by operating activities:
  Cumulative effect adjustment ...............................                 -              6,421
  Equity in loss (income) of SMP .............................            34,015             (8,512)
  Depreciation and amortization ..............................           340,823            331,042
  Foreign exchange (gain) loss ...............................            (1,331)               319
  Minority interest in loss of CSP ...........................           (37,950)            (9,491)
  Loss (gain) on disposal of property, plant and equipment ...                62             (5,542)
  Cancellation of employee bonus award plan ..................                 -            (27,531)
  Other ......................................................             1,741             (3,310)
Changes in operating working capital:
  Accounts receivable ........................................            (2,582)           (22,734)
  Amount due from (to) ST, ST affiliates and SMP, net ........           (22,654)             3,716
  Inventories ................................................           (11,175)           (19,728)
  Prepaid expenses ...........................................            (3,719)            (2,725)
  Trade accounts payable .....................................             4,787              2,660
  Accrued operating expenses .................................           (12,100)             6,575
  Other current liabilities ..................................            (4,804)            15,018
                                                                      ----------         ----------
Net cash (used in) provided by operating activities ..........           (23,323)            18,181
                                                                      ----------         ----------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant, equipment and
 other assets ................................................            19,649              2,397
Purchase of property, plant and equipment ....................          (293,274)          (188,623)
Payments for technology intangibles ..........................            (6,550)           (33,950)
Payments for other investments ...............................                 -            (70,000)
                                                                      ----------         ----------
Net cash used in investing activities ........................          (280,175)          (290,176)
                                                                      ----------         ----------

CASH FLOWS FROM FINANCING ACTIVITIES
Debt
  Borrowings .................................................           210,000             47,000
  Repayments .................................................          (206,176)           (65,033)
Issuance of ordinary shares ..................................             5,203              2,710
Deposits .....................................................           (11,599)           (10,117)
                                                                      ----------         ----------
Net cash used in financing activities ........................            (2,572)           (25,440)
                                                                      ----------         ----------

Net decrease in cash and cash equivalents ....................          (306,070)          (297,435)
Effect of exchange rate changes on cash and cash equivalents .                67               (319)
Cash and cash equivalents at the beginning of the period .....         1,041,616          1,210,925
                                                                      ----------         ----------
Cash and cash equivalents at the end of the period ...........        $  735,613         $  913,171
                                                                      ==========         ==========

The accompanying notes are an integral part of these condensed consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                               September 30, 2003

1.   Business and Organization

     Chartered Semiconductor Manufacturing Ltd. currently owns, or has an interest in, six fabrication facilities ("fabs"), all of which are located in Singapore. Fabs 1, 2 and 3 are wholly-owned and operated by the Company. The Company does not have a Fab 4. Fab 5 is operated by Silicon Manufacturing Partners Pte. Ltd. ("SMP"), which is jointly-owned with Agere Systems Singapore Pte. Ltd. ("Agere"). Fab 6 is operated by Chartered Silicon Partners Pte. Ltd. ("CSP"), a consolidated subsidiary, which is jointly-owned with Agilent Technologies Europe B.V. ("Agilent"), Singapex Investments Pte. Ltd. ("Singapex"), a wholly-owned subsidiary of Singapore Technologies Pte. Ltd. ("ST") and EDB Investments Pte. Ltd. ("EDBI"). Our sixth fab, Fab 7, will be developed as the Company's first 300-mm facility, with start-up timed to meet market demand. The joint development and manufacturing agreement with IBM affords the Company additional flexibility in setting the timing for initial production. Based on the last assessment of market demand for 90-nm process technology, start-up is planned for late third quarter 2004. The Company is still reassessing market demand for 90-nm process technology on 300-mm wafers.

     The Company was incorporated in Singapore in 1987. As of September 30, 2003, the Company was 60.3% owned by ST and its affiliate. ST is one of Singapore's largest industrial conglomerates and is indirectly wholly-owned by the Government of Singapore.


2.   Basis of Presentation

     The interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("US GAAP") and reflect interim adjustments, all of which are of a normal recurring nature and which, in the opinion of management, are necessary for a fair presentation of the results for such interim periods. The results reported in these unaudited condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These financial statements should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2002.


3.   Principles of Consolidation

     The accompanying condensed quarterly financial statements reflect the consolidated financial statements of Chartered Semiconductor Manufacturing Ltd. and its majority owned and controlled affiliates. All significant inter-company balances and transactions have been eliminated in consolidation.


4.   Cumulative Effect Adjustment

     Effective January 1, 2003, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. Accordingly, the Company recorded a liability of $26.9 million related to the requirements in its lease agreements for the return of buildings to tenantable condition and the return of land on which fabs have been built to its original condition. The associated cost was capitalized as an increase in "property, plant and equipment" of the same amount and will be depreciated over its remaining useful lives. The adoption of SFAS No. 143 as of January 1, 2003, resulted in a cumulative effect loss of $6.4 million, after a reduction in minority interest of $0.5 million. The increase in net loss represents the depreciation that would have been recorded previously if SFAS No. 143 had been in effect in prior years.


5.   Net Income (Loss) per Share

     Basic net income (loss) per share is computed using the weighted-average number of common shares outstanding. Diluted net income (loss) per share is computed using the weighted-average number of common shares outstanding and dilutive potential common shares from the assumed exercise of options outstanding during the period, if any, using the treasury stock method plus other potentially dilutive securities outstanding, such as convertible debt.

     The Company excluded potentially dilutive securities for each period presented from its diluted net income (loss) per share computation because either the exercise price of the securities exceeded the average fair value of the Company's common stock or the Company had net losses, and therefore these securities were anti-dilutive. A summary of the excluded potentially dilutive securities is as follows:

                                                                 Nine Months Ended September 30,
                                                                 -------------------------------
                                                                   2002                    2003
                                                                 -------                 -------
                                                                 (Number of shares in thousands)
Convertible debt .............................................   214,792                 214,792
Stock options ................................................    92,624                 111,250


6.   Other Comprehensive Income (Loss)

                                                     Three Months Ended            Nine Months Ended
                                                        September 30,                 September 30,
                                                     2002           2003           2002           2003
                                                   -------         ------        -------         ------
                                                              (In thousands of US Dollars)
Reclassification of gain (loss) on cash flow
 hedges into net income (loss) .............       $  (102)        $  118        $(1,716)        $  750
Unrealized gain (loss) on hedges ...........        (4,371)         4,103            771           (929)
Share of other comprehensive income (loss)
 of SMP ....................................          (891)         1,910            (99)         4,085
Foreign currency translation adjustment ....            20            (14)            39             15
                                                   -------         ------        -------         ------
                                                   $(5,344)        $6,117        $(1,005)        $3,921
                                                   =======         ======        =======         ======

7.   Inventories

                                                                                As of
                                                                 ----------------------------------
                                                                  December 31,        September 30,
                                                                      2002                2003
                                                                  ------------        -------------
                                                                    (In thousands of US Dollars)
Raw materials ................................................      $ 1,296              $ 1,381
Work in process ..............................................       17,308               38,191
Consumable supplies and spares ...............................        2,671                1,431
                                                                    -------              -------
                                                                    $21,275              $41,003
                                                                    =======              =======


8.   Other Investments

     The Company placed a $30 million self-referenced credit-linked deposit ("CLD") with a financial institution in June 2003. If a "credit event" (as defined in the CLD) occurs, which includes default in the payment of the Company's 2.50% Senior Convertible Notes Due 2006 or bankruptcy of the Company, the principal will not be returned in full. Rather, the Company will receive the market value of $30 million face amount of the Company's 2.50% Senior Convertible Notes Due 2006, less costs incurred by the financial institution.

     The balance in other investments primarily consists of a deposit with a third party to secure wafer capacity. The deposit is non-interest bearing and refundable at the end of the agreed period of allocated capacity, being three years from the date of placement in June 2003.


9.   Long-term Debt

                                                                          As of
                                                              ------------------------------
                                                              December 31,     September 30,
                                                                  2002            2003
                                                              ------------     -------------
                                                               (In thousands of US Dollars)
2.50% Senior Convertible Notes Due 2006 .................      $  603,609       $  575,000
US dollar loan at floating rates repayable in semi-annual
 installments ...........................................         377,000          424,000
Singapore dollar loans at fixed rates of 4% to 4.25%
 repayable in semi-annual installments ..................         188,692          124,278
Other ...................................................          10,630           11,179
                                                               ----------       ----------
                                                                1,179,931        1,134,457
Less current installments ...............................         (64,001)        (196,324)
                                                               ----------       ----------
Long-term debt, excluding current installments ..........      $1,115,930       $  938,133
                                                               ==========       ==========


10.  Stock-based Compensation

     The Company measures stock-based employee compensation cost based on the intrinsic value at the grant date for financial statement purposes in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and its related interpretations.

     Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net loss would have been changed to the pro forma amounts indicated below:

                                              Three Months Ended               Nine Months Ended
                                                 September 30,                   September 30,
                                             2002            2003             2002            2003
                                          ---------        --------        ---------        ---------
                                              (In thousands of US Dollars, except per share data)
Stock-based compensation cost
  As reported .......................     $     (32)       $      8        $     270        $      (2)
  Pro forma (fair value method) .....     $ (10,686)       $ (4,242)       $ (37,219)       $ (11,771)

Net loss
  As reported .......................     $ (89,396)       $(75,889)       $(308,436)       $(247,997)
  Pro forma .........................     $(100,050)       $(80,139)       $(345,925)       $(259,766)

Basic and diluted net loss per share*
  As reported .......................     $   (0.06)       $  (0.03)       $   (0.19)       $   (0.10)
  Pro forma .........................     $   (0.06)       $  (0.03)       $   (0.22)       $   (0.10)

Basic and diluted net loss per ADS*
  As reported .......................     $   (0.56)       $  (0.30)       $   (1.94)       $   (0.99)
  Pro forma .........................     $   (0.63)       $  (0.32)       $   (2.17)       $   (1.04)

* Share and per share data for 2002 reflect a retroactive adjustment due to an eight-for-ten rights offering completed in October 2002.


11.  Contingencies

     The Company is a party to claims that arise in the normal course of business. These claims include allegations of infringement of intellectual property rights of others as well as other claims of liability. In addition, the Company is subject to various taxes in the different jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. The Company submits tax returns and claims with the respective government taxing authorities, which are subject to agreement by those taxing authorities. The Company accrues costs associated with these matters when they become probable and reasonably estimable. The Company does not believe that it is probable that losses associated with these matters beyond those already recognized will be incurred in amounts that would be material to its financial position or results of operations.


12.  Other Operating Expenses

     In February 2003, the Company announced that, as a result of continuing under-utilization of its fabs resulting from the deep and continuing semiconductor industry downturn, it would close Fab 1 and consolidate its business into Fab 2. The Company expects to complete this closure by March 2004. A summary of estimated and actual costs incurred is shown below. These amounts do not include potential gain on disposition of fixed assets. Plant closure, customer assistance and related expenses mainly relate to product qualification, prototyping, reticles, unhook and decommissioning of equipment and other activities to be carried out for consolidating the Fab 1 business into Fab 2. In accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," the Company recorded a charge of $3.3 and

$9.8 million as other operating expenses for the three months and nine months ended September 30, 2003, respectively.

                                        Total          Cumulative
                                      estimated         expense
                                        costs           to-date
                                      ---------        ----------
                                      (In millions of US Dollars)
Employee termination benefits .....   $       8           $5.1
Plant closure, customer
 assistance and related expenses ..    10 to 14            4.7
                                      ---------           ----
  Total ...........................   $18 to 22           $9.8
                                      =========           ====


                                        Three Months Ended September 30, 2003
                                      Beginning    Current              Ending
                                      liability    period     Amount   liability
                                       balances   additions    paid    balances
                                      ---------   ---------   ------   ---------
                                             (In millions of US Dollars)
Employee termination benefits......     $3.4        $1.7      $   -      $5.1
Plant closure, customer
 assistance and related expenses ..      2.3         1.6       (1.4)      2.5
                                        ----        ----      -----      ----
Total .............................     $5.7        $3.3      $(1.4)     $7.6
                                        ====        ====      =====      ====


                                        Nine Months Ended September 30, 2003
                                      Beginning    Current              Ending
                                      liability    period     Amount   liability
                                       balances   additions    paid    balances
                                      ---------   ---------   ------   ---------
                                             (In millions of US Dollars)
Employee termination benefits......       $-        $5.1      $   -      $5.1
Plant closure, customer
 assistance and related expenses ..        -         4.7       (2.2)      2.5
                                          --        ----      -----      ----
Total .............................       $-        $9.8      $(2.2)     $7.6
                                          ==        ====      =====      ====

     Also included in other operating expenses for the nine months ended September 30, 2003 was a gain of $27.5 million arising from the cancellation of an employee bonus award plan in March 2003. In prior years, the Company had implemented an employee bonus award plan with respect to the payment of bonuses to employees. As a result of the cancellation, compensation accrued for past services under the bonus award plan of $27.5 million was eliminated by decreasing compensation expense in the period of cancellation.


13.  Intellectual Property Licensing and Equipment Disposition

     For the nine months ended September 30, 2003, a gain of $10.8 million was recorded in connection with an agreement in 2002 to sell equipment, license 0.18 micron baseline logic process technology and grant patent license rights in exchange for cash, a convertible note, preferred stock, and a capacity access commitment. Income from this transaction was deferred until the fulfillment of the conditions of the agreement, which included completion of the transfer of the process technology in April 2003. In allocating the total consideration received from the agreement between the disposition of equipment and intellectual property licensing income, a residual method based on the fair value of the equipment sold was used. The fair value of the equipment was determined based on specific identification of the individual pieces of equipment. Accordingly, for the nine months ended September 30, 2003, the gain of $10.8 million was allocated $4.9 million to disposition of equipment and $5.9 million to intellectual property licensing income. The associated income tax effect was an expense of $2.6 million.

     In August 2003, the Company entered into an arrangement to sell certain 6 inch process equipment, license certain technology, provide operational assistance, and provide customer referrals in exchange for cash and equity securities of the purchaser. Income on the arrangement will be recognized upon completion of deliverables within the arrangement, most of which are expected in the fourth quarter of 2004.


14.  Recently Issued Accounting Standards

     In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit and disposal activities to be recorded at their fair values when a liability has been incurred. SFAS No. 146 was effective in fiscal 2003 for exit or disposal activities that were initiated after December 31, 2002. As a result, the Company recorded a charge of $3.3 million and $9.8 million, for the three months and nine months ended September 30, 2003, respectively, associated with the closure of Fab 1 and consolidation of its business into Fab 2, announced in February 2003. Refer to Note 12 above for further information.

     In November 2002, a consensus was reached on FASB Emerging Issues Task Force Issue 00-21 "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). The EITF addresses certain aspects of accounting by a vendor for arrangements relating to performance of multiple revenue-generating activities. EITF 00-21 requires revenue arrangements with multiple deliverables to be divided into separate units of accounting if the deliverables in the arrangement meet certain specified criteria, allocation of the arrangement consideration among the separate units of accounting based on their relative fair values, and separate revenue recognition for separate units of accounting. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on the Company's financial condition and results of operations.

     In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities ("VIE")--an interpretation of Accounting Research Bulletin No. 51, 'Consolidated Financial Statements'" ("FIN No. 46"). A VIE is an entity in which equity investors do not have characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from investors. Among other things, FIN No. 46 requires the consolidation of the assets, liabilities and results of operations of VIEs by the primary beneficiary. FIN No. 46 also requires the disclosure of information concerning VIEs by entities that hold significant variable interest but may not be the primary beneficiary. FIN No. 46 applies immediately to VIEs created after January 31, 2003 and is effective for interim periods beginning after June 15, 2003 for interests in VIEs that were acquired before February 1, 2003. In October 2003, the FASB issued FASB Staff Position No. 46-6 to defer the effective date for applying the provisions of FIN No. 46 for interests in VIEs that were created before February 1, 2003. FIN No. 46 also requires the disclosure of the nature, purpose, size and activities of VIEs, as well as the maximum exposure to loss in connection with VIEs for any financial statements issued after January 31, 2003, if it is reasonably possible that an entity will consolidate or disclose information about a VIE. The effect of adoption of FIN No. 46 did not have and is not expected to have any impact on the Company's financial condition and results of operations.

     In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". Among other things, SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and all of its provisions should be applied prospectively. The adoption of SFAS No. 149 did not have a material impact on the Company's financial condition and results of operations.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments With Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures financial instruments with characteristics of both liabilities and equity and requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 also revises the definition of a liability to encompass obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 did not have any impact on the Company's financial condition and results of operations.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations


RESULTS OF OPERATIONS

     The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:


                                                   Three Months Ended       Nine Months Ended
                                                      September 30,           September 30,
                                                   2002         2003         2002       2003
                                                   -----        -----       ------      -----
                                                        (as a percentage of net revenue)
Net revenue ..................................     100.0%       100.0%       100.0%     100.0%
Cost of revenue ..............................     121.1        115.8        136.8      129.1
                                                   -----        -----       ------      -----
Gross loss ...................................     (21.1)       (15.8)       (36.8)     (29.1)
                                                   -----        -----       ------      -----

Operating expenses:
  Research and development ...................      16.1         22.0         19.7       25.3
  Fab start-up costs .........................       1.8          1.8          1.7        1.9
  Sales and marketing ........................       8.8          6.0          9.2        7.7
  General and administrative .................       7.8          7.9         10.2        6.8
  Other operating expenses ...................         -          2.4            -       (4.8)
                                                   -----        -----       ------      -----
     Total operating expenses ................      34.5         40.1         40.8       36.9
                                                   -----        -----       ------      -----

Operating loss ...............................     (55.6)       (55.9)       (77.6)     (66.0)
Equity in income (loss) of SMP ...............     (16.6)         6.4        (21.5)       2.3
Other income .................................       5.6          3.4          5.6        4.9
Interest income ..............................       2.6          2.0          3.4        2.6
Interest expense .............................      (8.3)        (8.5)        (9.4)      (8.6)
Exchange gain (loss) .........................      (1.6)         0.3         (0.6)      (0.0)
                                                   -----        -----       ------      -----
Loss before income taxes .....................     (73.9)       (52.3)      (100.1)     (64.8)
Income tax expense ...........................      (1.7)        (2.8)        (1.4)      (3.2)
                                                   -----        -----       ------      -----
Loss before minority interest ................     (75.6)       (55.1)      (101.5)     (68.0)
Minority interest in loss of CSP .............       6.6            -         11.1        2.6
                                                   -----        -----       ------      -----
Net loss prior to cumulative effect adjustment     (69.0)       (55.1)       (90.4)     (65.4)
Cumulative effect adjustment .................         -            -            -       (1.7)
                                                   -----        -----       ------      -----
Net loss .....................................     (69.0)%      (55.1)%      (90.4)%    (67.1)%
                                                   =====        =====       ======      =====

Three months ended September 30, 2002 and September 30, 2003

     Net revenue. Net revenue of $137.7 million for the quarter ended September 30, 2003 represented an increase of 6.3% as compared to $129.5 million for the third quarter 2002, primarily due to an increase in demand, being partially offset by a decline in average selling price, or ASP. Shipments in third quarter 2003 were 153.7 thousand wafers (eight-inch equivalent), an increase of 37.4% compared to 111.9 thousand wafers in third quarter 2002, due to higher demand. ASP decreased by 22.6% to $896 per wafer from $1,157 per wafer over the same period, primarily due to pricing pressures and product mix, partially offset by shipments of 0.13-micron products in third quarter 2003.

     In third quarter 2002, the computer sector, which represented 45% of our total revenues, was our highest revenue contributor, followed by the communications sector at 40% of our total revenues. Primarily due to a significant increase in shipments to the mobile phone handset market, communications sector revenues increased by 22% between third quarter 2002 and third quarter 2003. Concurrently, computer sector revenues declined by 20% over the same period mainly due to product and customer mix. As a result of this shift, communications and computer sectors revenues represented 45% and 33%, respectively, of our total revenues in third quarter 2003.

     Based on revenue breakdown by geographical region, net revenue increased by 36% and 141% in the Europe and Asia Pacific regions, respectively, in third quarter 2003 as compared to third quarter 2002. The Americas region recorded a decline of 12% and the Japan region remained essentially flat over the same period. The Americas continued to be our largest contributor to revenues, representing 64% of our total revenues for third quarter 2003, down from 77% of our total revenues in the year-ago quarter.

     Revenues of 0.13-micron products have increased significantly in recent quarters, since the first revenue shipments of these products in fourth quarter 2002. At the same time, in line with Chartered's strategic objective to increase utilization of its mature fabs, revenues of mature technology products, which we define as 0.25-micron and above, increased by 34% between third quarter 2002 and third quarter 2003.

     Cost of revenue and gross loss. Cost of revenue increased by 1.7% from $156.8 million for third quarter 2002 to $159.4 million for third quarter 2003 despite a 37.4% increase in volumes. Cost per wafer shipped decreased by 26.0% from $1,401 per wafer for third quarter 2002 to $1,037 per wafer for third quarter 2003 due to higher volumes, lower depreciation and cost savings from our cost reduction programs. Gross loss as a percentage of net revenue improved across the same period, from 21.1% to 15.8%, as higher volumes and reduced cost per wafer more than offset the impact of a lower ASP.

     Research and development expenses. Research and development (R&D) expenses increased by 44.8% from $20.9 million for third quarter 2002 to $30.3 million for the third quarter 2003, primarily due to increased investments to accelerate the Company's technology roadmap which provides customers a breadth of processes, enabling systems-level integration. Beginning in first quarter 2003, R&D expense includes our share of expenses related to the IBM joint-development agreement, announced in November 2002.

     Sales and marketing expenses. Sales and marketing expenses, which primarily consist of expenses associated with overseas offices, payroll related costs for sales and marketing personnel and costs related to potential customer prototyping activities, decreased by 27.3% from $11.4 million for third quarter 2002 to $8.3 million for the third quarter 2003. The decrease was primarily due to lower costs related to customer prototyping activities. As a percentage of net revenue, sales and marketing expenses decreased from 8.8% to 6.0% over the same period.

     General and administrative expenses. General and administrative expenses consist primarily of salaries and benefits of administrative personnel, depreciation of non-production equipment, consultancy, legal and professional fees, and recruitment and training expenses. General and administrative expenses in dollar terms remained essentially flat from third quarter 2002 to third quarter 2003.

     Other operating expenses. Other operating expenses were $3.3 million in third quarter 2003 and related to Fab 1 restructuring expense. Further details are disclosed in Note 12 of the condensed consolidated financial statements.

     Equity in income (loss) of SMP. Equity in loss of SMP was $21.5 million for the third quarter 2002 compared to a gain of $8.8 million for third quarter 2003, primarily due to significantly higher revenues from Chartered's portion of SMP.

     Other income. Other income decreased by 36.3% from $7.3 million for third quarter 2002 to $4.6 million for third quarter 2003, primarily due to lower grant income related to our research and development and training activities.

     Interest income and interest expense. Net interest expense increased by 22.8% from $7.3 million for third quarter 2002 to $9.0 million for third quarter 2003 due to lower interest income and higher interest expense. Lower interest income was a result of lower interest rates on fixed deposit balances in third quarter 2003, partially offset by higher fixed deposit balances. Higher interest expense was primarily due to the amortization of premium associated with entering into an interest rate swap in August 2003, partially offset by lower interest rates and lower average loan balances.

     Exchange loss. Exchange loss was $2.0 million for third quarter 2002 compared to a gain of $0.4 million for third quarter 2003, primarily due to currency fluctuations between the U.S. dollar against the Singapore dollar, Japanese yen and Euro.

     Income tax expense. Income taxes increased from $2.2 million for third quarter 2002 to $3.8 million for third quarter 2003. The increase was primarily due to higher taxes payable on Fab 1's taxable income. In third quarter 2002, tax expense for Fab 1 was accrued based on the concessionary post-pioneer rate of 10%. In third quarter 2003, this tax expense was accrued based on the full corporate tax rate of 22%, since as a result of the restructuring of Fab 1 we will not be able to fulfill the conditions required to maintain our post-pioneer status. We are currently discussing this with the relevant authorities.

     Minority interest in loss of CSP. None of the losses in CSP were allocated to the minority interest in third quarter 2003, compared to $8.5 million in the year-ago quarter. Due to cumulative losses, CSP's financial position moved to a capital deficit in first quarter 2003, thereby requiring the Company to recognize 100% of CSP's losses (and profits) from that point forward, and until such time as CSP's financial position reverts to a capital surplus. CSP remained in a capital deficit position in third quarter 2003 and we continued to recognize 100% of CSP's results, which were a loss of $48.5 million in the current quarter. As of September 30, 2003, CSP's capital deficit was $114.7 million.

Nine months ended September 30, 2002 and September 30, 2003

     Net revenue. Net revenue increased by 8.2% from $341.3 million for the nine months ended September 30, 2002 to $369.2 million for the nine months ended September 30, 2003. This increase was primarily the result of higher demand, partially offset by a decline in ASP. Shipments in the nine months ended September 30, 2003 were 405.4 thousand wafers, an increase of 29.9% compared to
312.1 thousand wafers in the nine months ended September 30, 2002, due to higher demand. ASP decreased by 16.7% to $911 per wafer from $1,094 per wafer over the same period, primarily due to pricing pressures and product mix, partially offset by shipments of 0.13-micron products in the nine months ended September 30, 2003.

     In the nine months ended September 30, 2002, the computer sector, which represented 49% of our total revenues, was our highest revenue contributor, followed by the communications sector at 33% of our total revenues. Primarily due a significant increase in shipments to the mobile phone handset market, communications sector revenues increased by 48% between the nine months ended September 30, 2002 and the nine months ended September 30, 2003. Concurrently, computer sector revenues declined by 24% over the same period mainly due to product and customer mix. As a result of this shift, communications and computer sectors revenues represented 45% and 35%, respectively, of our total revenues in the nine months ended September 30, 2003.

     Based on revenue breakdown by geographical region, net revenue increased by 110% and 95% in the Europe and Asia Pacific regions, respectively, in the nine months ended September 30, 2003 as compared to same period in 2002. The Americas and Japan regions recorded a decline of 5% and 50%, respectively, over the same period. The Americas continued to be our largest contributor to revenues, representing 63% of our total revenues for the nine months ended September 30, 2003, down from 72% of our total revenues in the same period in 2002.

     Revenues of 0.13-micron products have increased significantly during the last nine months, since the first revenue shipments of these products in fourth quarter 2002. At the same time, in line with Chartered's strategic objective to increase utilization of its mature fabs, revenues of mature technology products, which we define as 0.25-micron and above, increased by 11% between the nine months ended September 30, 2002 and the nine months ended September 30, 2003.

     Cost of revenue and gross loss. Cost of revenue increased by 2.1% from $466.9 million for the nine months ended September 30, 2002 to $476.7 million for the nine months ended September 30, 2003 despite a 29.9% increase in volumes. Cost per wafer shipped decreased by 21.4% from $1,496 per wafer for the nine months ended September 30, 2002 to $1,176 per wafer for the same period in 2003 due to higher volumes, lower depreciation and cost savings from our cost reduction programs. Gross loss as a percentage of net revenue improved across the same period, from 36.8% to 29.1%, as higher volumes and reduced cost per wafer more than offset the impact of a lower ASP.

     Research and development expenses. Research and development expenses increased by 38.9% from $67.2 million for the nine months ended September 30, 2002 to $93.4 million for the nine months ended September 30, 2003, primarily due to increased investments to accelerate the Company's technology roadmap which provides customers a breadth of processes, enabling systems-level integration. Beginning in first quarter 2003, R&D expense includes our share of expenses related to the IBM joint-development agreement, announced in November 2002.

     Sales and marketing expenses. Sales and marketing expenses, which primarily consist of expenses associated with overseas offices, payroll related costs for sales and marketing personnel and costs related to potential customer prototyping activities, decreased by 9.3% from $31.3 million for the nine months ended September 30, 2002 to $28.4 million for the nine months ended September 30, 2003. The decrease was primarily due to lower costs related to customer prototyping activities. As a percentage of net revenue, sales and marketing expenses decreased over the same period, from 9.2% to 7.7%.

     General and administrative expenses. General and administrative expenses consist primarily of salaries and benefits of administrative personnel, depreciation of non-production equipment, consultancy, legal and professional fees, and recruitment and training expenses. General and administrative expenses decreased by 28.1% from $35.0 million for the nine months ended September 30, 2002 to $25.2 million for the nine months ended September 30, 2003. This is primarily due to a reduction in payroll related expenses, lower depreciation of non-production equipment and gains of $5.5 million from equipment disposition, of which a $4.9 million gain was recorded from equipment disposition disclosed in Note 13 of the condensed consolidated financial statements, partially offset by higher consultancy, legal and professional fees.

     Other operating expenses. Other operating expenses were a net gain of $17.7 million for the nine months ended September 30, 2003, and related to the following two items:

- A gain of $27.5 million associated with the conclusion of the Company's employee bonus award plan.

- Restructuring charge of $9.8 million relating to the phase out of the Company's Fab 1.

Further details of these two items are disclosed in Note 12 of the condensed consolidated financial statements.

     Equity in income (loss) of SMP. Equity in loss of SMP was $73.3 million for the nine months ended September 30, 2002 compared to a income of $8.5 million for the nine months ended September 30, 2003, primarily due to significantly higher revenues from Chartered's portion of SMP.

     Other income. Other income decreased by 6.5% from $19.3 million for the nine months ended September 30, 2002 to $18.0 million for the nine months ended September 30, 2003, primarily due to lower grant income related to our research and development and training activities, offset by a gain of $5.9 million associated with intellectual property licensing. Further details of the gain on intellectual property licensing are disclosed in Note 13 of the condensed consolidated financial statements.

     Interest income and interest expense. Net interest expense increased by 8.9% from $20.3 million for the nine months ended September 30, 2002 to $22.2 million for the nine months ended September 30, 2003. The increase was primarily due to lower interest income as a result of lower interest rates on fixed deposit balances in third quarter 2003, partially offset by higher fixed deposit balances.

     Exchange loss. Exchange loss was $2.2 million for the nine months ended September 30, 2002 compared to a gain of $0.2 million for the nine months ended September 30, 2003, primarily due to currency fluctuations between the U.S. dollar against the Singapore dollar, Japanese yen and Euro.

     Income tax expense. Income taxes increased from $4.8 million for the nine months ended September 30, 2002 to $11.8 million for the nine months ended September 30, 2003, primarily due to income taxes of $2.6 million accrued on the gain associated with intellectual property disclosed in Note 13 of condensed consolidated financial statements and higher taxes payable on Fab 1's taxable income. In the nine months ended September 30, 2002, the tax expense for Fab 1 was accrued based on the concessionary post-pioneer rate of 10%. In the nine months ended September 30, 2003, the tax expense was accrued based on the full corporate tax rate of 22%, since as a result of the restructuring of Fab 1 we will not be able to fulfill the conditions required to maintain our post-pioneer status. We are currently discussing this with the relevant authorities.

     Minority interest in loss of CSP. Minority interest in loss of CSP decreased 75.0% from $38.0 million for the nine months ended September 30, 2002 to $9.5 million for the nine months ended September 30, 2003. Due to cumulative losses, CSP's financial position moved to a capital deficit in the nine months ended September 30, 2003, thereby requiring the Company to recognize 100% of CSP's losses (and profits) from that point forward and until such time as CSP's financial position reverts to a capital surplus. The minority interest in loss of CSP of $9.5 million in the nine months ended September 30, 2003 represents the minority interest share of CSP's losses up to the point when CSP's financial position moved to a capital deficit. As of September 30, 2003, CSP's capital deficit was $114.7 million.


LIQUIDITY AND CAPITAL RESOURCES

     As of September 30, 2003, our principal sources of liquidity included $913.2 million in cash and cash equivalents and $469.7 million of unutilized banking and credit facilities consisting of short and long-term advances and bank guarantees.

     Net cash used in operating activities totaled $23.3 million for the nine months ended September 30, 2002. Net cash provided by operating activities totaled $18.2 million for the nine months ended September 30, 2003. The improvement in operating cash flows was primarily due to the lower net loss incurred for the nine months ended September 30, 2003, compared with the corresponding period in 2002, after taking into account the effect of non-cash adjustments and working capital changes. The lower net loss incurred for the nine months ended September 30, 2003 compared to the same period in 2002 was primarily due to higher revenues, improved share of equity in income of SMP and a gain associated with the conclusion of the Company's employee bonus award plan, partially offset by lower loss of CSP attributed to minority interests.

     The non-cash adjustments in the nine months ended September 30, 2002 include non-cash charges of $340.8 million of depreciation and amortization and $34.0 million of equity in loss of SMP, offset by $38.0 million of minority interest in loss of CSP. The unfavorable working capital change for the nine months ended September 30, 2002 was primarily due to an increase in accounts receivable mainly due to a higher sales level in third quarter 2002, decreases in amounts owing to SMP and in accrued operating expenses, an increase in work-in-process inventory, partly offset by an increase in trade accounts payable.

     The non-cash adjustments in the nine months ended September 30, 2003 include non-cash charges of $331.0 million of depreciation and amortization, offset by $8.5 million of equity in income of SMP, $9.5 million of minority interest in loss of CSP and $27.5 million of cancellation of employee bonus award plan. The unfavorable working capital change for the nine months ended September 30, 2003 was primarily due to an increase in accounts receivable mainly due to a higher sales level in third quarter 2003 and an increase in work-in-process inventory, partly offset by an increase in accrued operating expenses and other current liabilities.

     Net cash used in investing activities totaled $280.2 million for the nine months ended September 30, 2002 and $290.2 million for the nine months ended September 30, 2003. Investing activities consisted primarily of capital expenditures totaling $293.3 million for the nine months ended September 30, 2002 and $188.6 million for the nine months ended September 30, 2003. Capital expenditures for the nine months ended September 30, 2003 were mainly related to capacity additions at leading-edge technologies. Investing activities for the nine months ended September 30, 2003 also included payments for technology license fees, payment for a credit-linked deposit and placement of a deposit to secure wafer capacity. Further details of the credit-linked deposit are disclosed in Note 8 of the condensed consolidated financial statements.

     Net cash used in financing activities totaled $2.6 million for the nine months ended September 30, 2002 and was primarily due to the repayment of loans and refund of customer deposits partly offset by long-term borrowings incurred to finance the capital expenditures. Net cash used in financing activities totaled $25.4 million for the nine months ended September 30, 2003 and was primarily due to the repayment of loans and repayment of deposits to secure wafer capacity, partly offset by long-term borrowings to finance capital expenditures.


INVESTMENT IN SMP

     Our investment in SMP as of December 31, 2002 and September 30, 2003 is shown below:

                                                                                 As of
                                                                    -------------------------------
                                                                    December 31,      September 30,
                                                                        2002              2003
                                                                    ------------      -------------
                                                                     (In thousands of US Dollars)
Cost .........................................................        $120,959          $120,959
Share of retained post-formation loss ........................         (77,924)          (69,412)
Share of accumulated other comprehensive loss ................          (9,271)           (5,185)
                                                                      --------          --------
                                                                      $ 33,764          $ 46,362
                                                                      ========          ========

     We account for our 49% investment in SMP using the equity method. Under the strategic alliance agreement with the majority joint venture partner of SMP, the parties do not share SMP's net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP's net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs.

     Under the assured supply and demand agreement that both the joint venture partners signed with SMP, the joint venture partners are billed for allocated wafer capacity if the wafers started for them are less than their allocated capacity. The allocated wafer capacity billed and billable to us was $9.3 million and zero for the third quarters in 2002 and 2003, respectively, and $39.3 million and zero for the nine months ended September 30, 2002 and September 30, 2003 respectively.

     Reconciliation of equity in loss of SMP between consolidated statements of operations and consolidated statements of cash flows:

                                                    Three Months Ended      Nine Months Ended
                                                       September 30,          September 30,
                                                      2002       2003         2002      2003
                                                    --------    ------      --------   ------
                                                           (In thousands of US Dollars)
Equity in income (loss) of SMP in consolidated
 statements of operations ....................      $(21,538)   $8,794      $(73,325)  $8,512
Allocated wafer capacity cost ................         9,332         -        39,310        -
                                                    --------    ------      --------   ------
Equity in loss of SMP in consolidated
 statements of cash flows ....................      $(12,206)   $8,974      $(34,015)  $8,512
                                                    ========    ======      ========   ======


     Summarized financial information for SMP is shown below:

                                                                                 As of
                                                                    -------------------------------
                                                                    December 31,      September 30,
                                                                        2002              2003
                                                                    ------------      -------------
                                                                      (In thousands of US Dollars)
Current assets ...............................................         $ 160,083          $ 181,422
Other assets .................................................             2,688              1,932
Property, plant and equipment ................................           405,116            305,954
Current installments of long-term debt .......................          (107,143)          (107,143)
Other current liabilities ....................................           (53,006)           (54,772)
Long-term debt ...............................................          (171,429)           (75,000)
Other liabilities ............................................           (20,703)            (9,763)
                                                                       ---------          ---------
Shareholders' equity .........................................         $ 215,606          $ 242,630
                                                                       =========          =========


                                                    Three Months Ended       Nine Months Ended
                                                       September 30,           September 30,
                                                      2002       2003        2002         2003
                                                    --------   -------     --------     --------
                                                            (In thousands of US Dollars)
Net revenue ................................        $ 57,114   $77,738     $191,617     $238,801
Gross profit (loss).........................          (3,048)    4,309       13,615       25,542
Operating income (loss).....................          (4,656)   10,840        7,833       32,781
Net income (loss) ..........................         (12,312)    6,990      (14,690)      18,685


Note: Net revenue includes billings for allocated wafer capacity of $11.0 million and zero for the three months ended September 30, 2002 and September 30, 2003, respectively, and $48.6 million and zero for the nine months ended September 30, 2002 and September 30, 2003, respectively.

CRITICAL ACCOUNTING POLICIES

We believe the following critical accounting policies have a significant effect on the determination of our reported financial position and results of operations:

- Depreciation, amortization and valuation of long-lived and intangible assets;
-    Valuation of inventory; and
-    Sales returns, product warranties and allowances for doubtful accounts.

Depreciation, amortization and valuation of long-lived and intangible assets

Depreciation of our wafer fabs, and the mechanical and electrical installations in the fabs, is provided on straight-line basis over their estimated useful lives of 20 years and 10 years respectively. Depreciation of the wafer fabs, and the mechanical and electrical installations therein, commences from the date when the building is ready for its intended use. Depreciation of our equipment and machinery is provided on a straight-line basis over their estimated useful lives of 5 years, commencing from the date that the equipment or machinery is ready for its intended use, which is not to exceed 12 months from the purchase date.

The useful life estimates used for calculation of depreciation reflect our estimate of the periods that we expect to derive economic benefits from the use of our property, plant and equipment. In estimating the useful lives and determining whether subsequent revisions to the useful lives are necessary, we consider the likelihood of technological obsolescence arising from changes in production techniques or in market demand.

We capitalize interest with respect to major assets under installation and construction until such assets are ready for use. Interest capitalized is based on the average cost of the company's pooled borrowings.

We routinely review the remaining estimated useful lives of our property, plant and equipment to determine if such lives should be adjusted due to changes in technology, production techniques and demand. We also review our long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted cash flows expected to be generated from the assets. If such assets are considered to be impaired, an impairment charge is recognized for the amount that the carrying value of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

In the course of our operations, we enter into technology license arrangements in order to advance our process technologies. When such arrangements require the payment of an initial license fee, the fee is recorded as an intangible asset and amortized on a straight-line basis over the estimated useful life of the license. We routinely review the remaining estimated useful lives of our capitalized technology licenses. We also review our capitalized technology licenses for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

Valuation of inventory

Our inventories are stated at the lower of cost, determined on the weighted average basis, or net realizable value. We capitalize labor and overhead costs associated with the manufacture of our products. Cost is generally computed on a standard cost basis, based on normal fab capacity utilization, with unrecovered costs arising from underutilization of capacity expensed when incurred. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make a sale.

We routinely review our inventories for indications of obsolescence and to compare their carrying value against their market value, to determine if inventories should be written down to net realizable value. Judgments and estimates must be made and used in connection with establishing such allowances in any accounting period. In estimating the net realizable value of our inventories, we consider the likelihood of spoilage and changes in market demand for our inventories.


Sales returns, product warranties and allowances for doubtful accounts

Revenue is recognized upon shipment provided title and risk of loss has passed to the customer, there is evidence of a final understanding between us and the customers as to the specific terms of the agreed upon sales, selling prices to the customers are fixed or determinable and collection of the sales revenue is reasonably assured. Revenue represents the invoiced value of goods and services supplied, excluding goods and services tax, less allowances for sales returns.

The process technology for the manufacture of semiconductor wafers is highly complex. The presence of contaminants, difficulties in the production process, disruption in the supply of utilities or defects in key materials and tools can all cause reductions in device yields and increase the risk of claims under our warranty guarantees and sales returns. We make estimates of potential warranty costs and sales returns related to current period product revenue. We provide for such costs based upon historical experience and our estimate of the level of future claims. Additionally, we accrue for specific items at the time their existence is known and the amounts are estimable. Significant management judgments and estimates must be made and used in connection with establishing the warranty and sales return allowances in any accounting period.

Similarly, we must make estimates of the collectability of our accounts receivable. We review the accounts receivable on a periodic basis and make specific allowances when there is doubt as to the collectability of individual receivable balances. In evaluating the collectability of individual receivable balances, we consider the age of the balance, the customer's payment history, their current credit-worthiness and economic trends that could affect them.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

     Reference is made to Part I, Item 11, Quantitative and Qualitative Disclosures About Market Risk, in the Company's Form 20-F for the year ended December 31, 2002 and to the subheading "(h) Derivative Instruments and Hedging Activities" on page F-7 of Note 1, "Summary of Significant Accounting Policies",
Note 23, "Derivative Instruments", and Note 24, "Fair Values of Financial Instruments" in the Notes to the Consolidated Financial Statements included in
Item 18 of Form 20-F. Except for the interest rate swap entered into in August 2003, described below, and movements in long-term obligations, there have been no material changes to our exposures to market risk as reported in these sections.

     In January 2003, we entered into an additional swap in connection with a previously executed swap in 2001. The previously executed interest rate swap contract is in respect of the fixed-rate obligations associated with $200.0 million of the convertible notes issued in April 2001, with the effect of swapping the fixed-rate interest obligations to a floating-rate obligation based on LIBOR rates to hedge against fair value risk. The additional swap has incorporated the hedging of the accreting portion of the bond that was not included in the original swap, thereby increasing the hedge effectiveness.

     In August 2003, we entered into an interest rate swap contract in respect of the fixed-rate obligations associated with $375.0 million of the convertible notes issued in April 2001, with the effect of swapping the fixed-rate interest obligations to a floating-rate obligation based on LIBOR rates to hedge against fair value risk. The swap also incorporated hedging of the accreting portion of the convertible notes.

     As of September 30, 2003, 10.9% of our outstanding debt obligations bore fixed interest rates. We have no cash flow or earnings exposure due to market interest rate changes for our fixed debt obligations. 89.1% of our outstanding debt obligations bear floating interest rates. We have cash flow and earnings exposure due to market interest rate changes for our floating debt obligations.

     As of September 30, 2003 our long-term debt obligations are as follows:


                                                                                                           As of
                                                  Expected Maturity Date                       Weighted   December
                                    (In thousands of US Dollars, except interest rate)         Average    31, 2002
                              --------------------------------------------------------------   Interest  ----------
                              2003      2004        2005        2006      2007      Total        Rate       Total
                              ----    --------    --------    --------    ----    ----------   --------  ----------
LONG-TERM DEBT
U.S. dollar at floating
 rate ...................        -    $141,334    $141,333    $141,333       -    $  424,000     1.88%   $  377,000
Singapore dollar at
 fixed rate .............        -      54,990      54,990      14,298       -       124,278     5.78%      188,692
2.5% convertible
 notes ..................        -           -           -     575,000       -       575,000     4.66%      603,609
Other....................        -           -           -      11,179       -        11,179                 10,630
                                --    --------    --------    --------      --    ----------             ----------
Total ...................        -    $196,324    $196,323    $741,810       -    $1,134,457             $1,179,931
                                ==    ========    ========    ========      ==    ==========             ==========


Item 4. Controls and Procedures

     Not applicable

                           PART II - OTHER INFORMATION


Item 1. Legal Proceedings

     The Company is not involved in any legal proceedings that we believe would be materially harmful to the Company.


Item 2. Changes in Securities and Use of Proceeds

     None


Item 3. Defaults Upon Senior Securities

     None


Item 4. Submission of Matters to a Vote of Security Holders

     None


Item 5. Other Information

     None


Item 6. Exhibits and Reports on Form 6-K

(a)  Exhibits

     6.1(1) Amendment Agreement (No.4) dated July 1, 2003 to the License and Technology Transfer Agreement dated 17 February 1998, made between Agere Systems Singapore Pte Ltd and Chartered Semiconductor Manufacturing Ltd.

     6.2 Supplemental Agreement dated September 18, 2003 to the Credit Agreement dated September 28, 2000, made between Chartered Silicon Partners Pte. Ltd. as borrower, the banks named on the signature pages thereto as Lenders, and ABN Amro Bank N.V., Singapore Branch as agent and security trustee.

     6.3(1) Patent License Agreement effective as of July 1, 2003 made between Motorola Inc. and Chartered Semiconductor Manufacturing Ltd.


     (1) Certain portions of these exhibits have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omitted portions have been separately filed with the Commission.

(b)  Reports on Form 6-K

     During the quarter ended September 30, 2003, the Company submitted the following current reports on Form 6-K:

     1. On July 18, 2003, we submitted a Form 6-K announcing our second quarter 2003 results.

     2. On August 13, 2003, we submitted a Form 6-K reporting our quarterly information for the quarter ended June 30, 2003.

     3. On August 29, 2003, we submitted a Form 6-K attaching news release of August 28, 2003 announcing the establishment by CSMC Technologies Corporation and us of a strategic relationship for the China foundry market development.

     4. On September 5, 2003, we submitted a Form 6-K announcing our guidance for our third quarter 2003 results.

     5. On September 18, 2003, we submitted a Form 6-K attaching a statement of the same date submitted to the Singapore Exchange Securities Trading Limited responding to a media article published by Reuters on September 17, 2003.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: November 13, 2003



                               CHARTERED SEMICONDUCTOR
                               MANUFACTURING LTD



                               By: /s/ Chia Song Hwee
                               -------------------------------------------------
                               Name:  Chia Song Hwee
                               Title: President and Chief Executive Officer



                               By: /s/ George Thomas
                               -------------------------------------------------
                               Name:  George Thomas
                               Title: Vice President and Chief Financial Officer